TeamUpSport Inc.
700 Gillard Street
Wallaceburg, ON N8A 4Z5

January 17, 2012

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          TeamUpSport Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 23, 2011
File No. 333-176429

Dear Mr. Houseal,

As per your comment letter dated December 19, 2011 we have filed an amendment to the S-1 which was originally filed August 22, 2011.  We have responded to your comments in the same order in which they were presented.

Statement of Cash Flows, page 39

1.
The interim statement of cash flows of August 31, 2011 has been revised to disclose non-cash items below the statement.  Note 6 “Capital Structure” has also been revised to reflect the non-cash nature of these transactions.

However, we have updated the financial statements to November 31, 2011.

Report of Independent Registered Public Accounting Firm, page 46

2.	The auditor’s report for the year ended May 31, 2011 has been revised to include an explanatory comment regarding the restatement of the May 31, 2011 financial statements.

Yours truly,

/s/ Dennis Kjeldsen

Dennis Kjeldsen
President